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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of December 6, 2005.

Commission File Number 001-15244
                      -------------

    CREDIT SUISSE GROUP
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                 (Translation of registrant's name into English)

PARADEPLATZ 8, P.O. BOX 1, CH - 8070 ZURICH, SWITZERLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|  Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                     .
   ---------------------
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PRESS RELEASE                                    [WINTERTHUR LOGO]

                                                 Winterthur Group
                                                 Media Relations
                                                 General Guisan-Strasse 40
                                                 P.O. Box 357
                                                 CH-8401 Winterthur
                                                 Tel. +41 52 261 77 44
                                                 Fax +41 52 261 37 88
                                                 communications.ch@winterthur.ch


WINTERTHUR GROUP TO SELL ITS CANADIAN BUSINESS TO AXA CANADA
--------------------------------------------------------------------------------

WINTERTHUR, NOVEMBER 30, 2005 - WINTERTHUR GROUP ANNOUNCED TODAY THAT IT IS SELLING WINTERTHUR CANADA FINANCIAL CORPORATION AND ITS WHOLLY OWNED SUBSIDIARY THE CITADEL GENERAL ASSURANCE COMPANY TO AXA CANADA INC. -- A 100% SUBSIDIARY OF AXA S.A. -- FOR CONSIDERATION OF APPROXIMATELY CAD 310 MILLION. THE SALE OF ITS TORONTO-BASED OPERATIONS COMPLETES WINTERTHUR'S WITHDRAWAL FROM THE CANADIAN MARKET FOLLOWING THE PREVIOUS SALE OF ITS QUEBEC SUBSIDIARY, L'UNIQUE. IT UNDERLINES THE GROUP'S STRATEGIC AIM TO FURTHER OPTIMIZE ITS BUSINESS PORTFOLIO. SUBJECT TO REGULATORY APPROVAL, THE TRANSACTION IS EXPECTED TO BE COMPLETED IN THE FIRST QUARTER OF 2006.

The sale of its Canadian subsidiary is in line with Winterthur Group's strategic efforts to sharpen its focus and to reduce the complexity of its business. "We will continue to review our portfolio in order to concentrate our capital and resources on markets that achieve the best balance of growth and risk-adjusted returns", commented Leonhard Fischer, CEO of Winterthur Group.

The Citadel's financial results have significantly improved over the last few years as a result of a gradual shift towards a more commercial business focus, improved underwriting performance and a firmer pricing environment. "As the Canadian insurance market is currently undergoing a phase of consolidation, we have chosen to accept AXA's attractive offer and to realize the value of The Citadel's franchise," stated Christen Schnor, Head of Market Group International, Winterthur Group.

The Citadel is a provider of commercial lines and accident and sickness insurance across Canada as well as personal insurance throughout Canada excluding Quebec. The company offers quality products and services via independent brokers and is managed through three primary business segments:
Commercial Lines, Personal Lines and Accident and Sickness. It employs around 350 professionals and contributes around 2% of Winterthur's gross premiums written. The Citadel posted net income of CAD 10 million for the six-month period up to June 30, 2005, and reported total surplus capital of CAD 190 million as of that date.

ENQUIRIES
--------------------------------------------------------------------------------
Winterthur Group                            Tel. +41 52 261 77 44
Media Relations

Credit Suisse Group                         Tel. +41 44 333 31 69
Investor Relations

Press release on the Internet:
http://www.winterthur.com/

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================================================================================

WINTERTHUR GROUP
Winterthur Group is a leading Swiss insurance company with head office in Winterthur. As an international company, the Group provides a broad range of personal, property and casualty insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. Winterthur Group has approximately 19,500 employees worldwide. The company achieved a total business volume of CHF 22.9 billion in the first nine months of 2005 and reported assets under management of CHF 152.9 billion as of September 30, 2005.

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 62,000 staff worldwide. As of September 30, 2005, it reported assets under management of CHF 1,404.6 billion.

================================================================================

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

                                                                               2
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We caution you that the foregoing list of important factors is not exclusive;
when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group's most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING NON-GAAP FINANCIAL INFORMATION

This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on the website at http://www.credit-suisse.com/sec.html.









                                                                               3
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                         CREDIT SUISSE GROUP
                                         ------------------------------
                                                 (Registrant)

 Date December 6, 2005                   By /s/ URS ROHNER
      -----------------                     ---------------------------
                                                  General Counsel

                                            /s/ Charles Naylor
                                                Head of Corporate Communications

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* Print the name and title under the signature of the signing officer.

               PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
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SEC 1815 (09-05)